FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1 October to 31 October 2002

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Interests of Directors and Connected Persons – Mr. D. A. R. Thompson, 2 October 2002

99.2	Notification of Interests of Directors and Connected Persons – Mr. D. C. Bonham, 2 October 2002

99.3	Notification of Interests of Directors and Connected Persons – Baroness Wilcox, 2 October 2002

99.4	Notification of Interests of Directors and Connected Persons – Baroness Wilcox, 21 October 2002

99.5	Notification of Interests of Directors and Connected Persons – Mr. R. M. Carr, 2 October 2002

99.6	Notification of Interests of Directors and Connected Persons – Mr. R. S. Braddock, 2 October 2002

99.7	Notification of Interests of Directors and Connected Persons – Mr. W. C. G. Berndt, 2 October 2002

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

(Registrant)

By:	/s/ John Mills
Signed:	John Mills
Head of Secretariat

y:
B

Dated: 1 November 2002